UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-38876

ATIF HOLDINGS LIMITED

Room 3803,

Dachong International Centre, 39 Tonggu Road

Nanshan District, Shenzhen, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATIF Holdings Limited

Date: April 8, 2020	By:	/s/ Jun Liu
	Name:	Jun Liu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated April 8, 2020
99.2	Share Exchange Agreement, dated April 8, 2020, by and among ATIF Holdings Limited, Leaping Group Co., Ltd., and each of the shareholders of Leaping Group Co., Ltd.
99.3	Debt Conversion and Share Purchase Agreement, dated April 8, 2020, by and among ATIF Holdings Limited and Leaping Group Co., Ltd.